Exhibit 4.2

ONION GLOBAL LIMITED

Number	Class A Ordinary Shares

Incorporated under the laws of the Cayman Islands

Share capital is US$50,000 divided into

500,000,000 shares of a par value of US$0.0001 each, comprising of

(i) 254,269,312 Class A Ordinary Shares of a par value of US$0.0001 each,

(ii) 4,840,000 Class B Ordinary Shares of a par value of US$0.0001 each, and

(iii) 240,890,688 shares of a par value of US$0.0001 each of such class or classes (however designated) as the Board may determine in accordance with the Articles with the Post-IPO M&A

THIS IS TO CERTIFY THAT                                     is the registered holder of                                          Class A Ordinary Shares in the above-named Company subject to the Memorandum and Articles of Association thereof.

EXECUTED on behalf of the said Company on the             day of                     20         by:

DIRECTOR